Buenos Aires, May 2nd, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on April 3rd, 4th, 9th, 10th, 11th, 12th and 16th, 17th and 18th, 22nd, 23rd, 25th, 26th, 29th and 30th 2019, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on March 27th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on May 1° and on the date hereof, 100,000 ADRs (each representative of 25 ordinary shares of the Company) each day, that is a total of 200,000 ADRs, in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
5-1-19	100,000	21.01103	2,101,103	SBS Trading S.A.
5-2-19	100,000	21.38503	2,138,503	SBS Trading S.A.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations